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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

                             ABN AMRO HOLDING N.V.
                       Commission File Number: 001-14624

                               ABN AMRO BANK N.V.
                      Commission File Number: 001-14624-05

                (Translation of Registrant's name into English)

                           ------------------------

                                      THE
                                  NETHERLANDS
                        (Jurisdiction of Incorporation)

                             Gustav Mahlerlaan 10,
                       1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)

                           ------------------------


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                         FORM 20-F  X     FORM 40-F
                                   ---              ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                YES       NO  X
                                    ---      ---

               Schedule of Information Contained in this Report:
        --------------------------------------------------------------
U.S. Distribution Agreement, dated March 15, 2006, among ABN AMRO HOLDING N.V., ABN AMRO BANK N.V. and the Agent named therein, relating to the issue and sale from time to time of medium term notes due more than 9 months from the date of issue.

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The Information contained in this Report is incorporated by reference into
Registration Statement No. 333-89136.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: April 11, 2006


                                    ABN AMRO HOLDING N.V.


                                    By:   /s/ Laura Schisgall
                                          ------------------------------------
                                          Name:   Laura Schisgall
                                          Title:  Attorney-in-fact



                                    By:   /s/ Russell Brenner
                                          ------------------------------------
                                          Name:   Russell Brenner
                                          Title:  Attorney-in-fact




                                    ABN AMRO BANK N.V.


                                    By:   /s/ Laura Schisgall
                                          ------------------------------------
                                          Name:   Laura Schisgall
                                          Title:  Attorney-in-fact



                                    By:   /s/ Russell Brenner
                                          ------------------------------------
                                          Name:   Russell Brenner
                                          Title:  Attorney-in-fact

                               ABN AMRO BANK N.V.
                             ABN AMRO HOLDING N.V.




                          U.S. DISTRIBUTION AGREEMENT



                                                                 March 15, 2006


To: AIG Financial Securities Corp.

Dear Sirs and Mesdames:

     ABN AMRO Bank N.V., a public limited liability company incorporated under the laws of The Netherlands (the "BANK"), and ABN AMRO Holding N.V., a public limited liability company incorporated under the laws of The Netherlands ("HOLDING") confirm their agreement with AIG Financial Securities Corp. (the "AGENT") with respect to the issue and sale from time to time by the Bank, (each, an "OFFERING") of its medium term notes, due more than 9 months from the date of issue (the "NOTES").

     The Notes will be entitled to the benefit of a full and unconditional guarantee (the "GUARANTEE") by Holding as set forth in the Indenture, as defined below, pursuant to which Holding will guarantee the obligations of the Bank under the Notes.

     The Notes will be issued as senior indebtedness of the Bank pursuant to the provisions of an indenture dated as of November 27, 2000 (as supplemented by the First Supplemental Indenture dated as of September 18, 2003, and as may be supplemented or amended from time to time, the "INDENTURE") among the Bank, Holding and JPMorgan Chase Bank, formerly The Chase Manhattan Bank, as trustee (the "TRUSTEE").

     The Notes will have the maturities, interest rates, and other terms as set forth in supplements to the Base Prospectus referred to below.

     For each offering of the Notes, the Bank and Holding may offer you the right to purchase Notes as principal pursuant to the terms of a terms agreement relating to such sale (a "TERMS AGREEMENT") in accordance with the provisions of Section 3(a) hereof.

     The Bank and Holding have filed with the Securities and Exchange Commission (the "COMMISSION") a registration statement, including a prospectus, relating to the Notes and the Guarantee. Such registration statement, including the exhibits thereto, as amended, is hereinafter referred to as the "REGISTRATION STATEMENT." If the Bank and Holding have filed an abbreviated registration statement (the "RULE 462 REGISTRATION STATEMENT"), to register additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "SECURITIES ACT") then any reference herein to the term "REGISTRATION STATEMENT" shall be deemed to include such Rule 462 Registration Statement. The prospectus in the form in which it appears in the Registration Statement is hereinafter referred to as the "BASE PROSPECTUS." The Bank and Holding propose to file with the Commission from time to time, pursuant to Rule 424 under the Securities Act of 1933, as amended (the "SECURITIES ACT"), further supplements to the Base Prospectus that will describe specific terms of the Notes. The term "PRELIMINARY PROSPECTUS" means the Base Prospectus and any preliminary prospectus supplement specifically relating to a particular offering of Notes and the Guarantee as filed with, or transmitted for filing to, the Commission pursuant to Rule 424 under the Securities Act. The term "PROSPECTUS" means the Base Prospectus and the final prospectus supplement or supplements specifically relating to a particular offering of Notes and the Guarantee, as filed with, or transmitted for filing to, the Commission pursuant to Rule 424. As used herein, the terms "BASE PROSPECTUS," "PRELIMINARY PROSPECTUS," "TIME OF SALE INFORMATION" (as defined below) and "PROSPECTUS" shall include in each case the documents, if any, incorporated by reference therein.

     The term "FREE WRITING PROSPECTUS" has the meaning set forth in Rule 405 under the Securities Act and the term "PERMITTED FREE WRITING PROSPECTUS" means
(i) a Free Writing Prospectus that has been prepared by ABN AMRO Incorporated and approved by the Bank and filed with the Commission in accordance with Rule 433(d) of the Securities Act (including a free writing prospectus containing solely a description of the final terms of the Notes and Guarantee) or (ii) a free writing prospectus containing solely a description of terms of the Securities that (a) does not reflect the final terms, (b) is exempt from the filing requirement pursuant to Rule 433(d)(5)(i) and (c) is prepared by ABN AMRO Incorporated. "TIME OF SALE INFORMATION" in connection with an offering means the Preliminary Prospectus together with each Permitted Free Writing Prospectus, if any. The terms "SUPPLEMENT," "AMENDMENT" and "AMEND" as used herein shall include all documents deemed to be incorporated by reference that are filed subsequent to the date of the Base Prospectus by the Bank and Holding with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT").

     1. REPRESENTATIONS AND WARRANTIES OF THE BANK AND HOLDING. Each of the Bank and Holding represent and warrant to and agree with you as of the date of each Terms Agreement and as of each date the Bank issues and delivers Notes pursuant to such Terms Agreement, as follows:

               (a) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or threatened by the Commission.

               (b) (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder and
          (iv) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that (1) the representations and warranties set forth in this Section 1(b) do not apply (A) to statements or omissions in the Registration Statement or the Prospectus based upon information relating to you furnished to Holding or the Bank in writing by you expressly for use therein or
          (B) to that part of the Registration Statement that constitutes the Statement of Eligibility (Form T-1) under the Trust Indenture Act of 1939, as amended (the "TRUST INDENTURE ACT"), of the Trustee and (2) the representations and warranties set forth in clauses (ii), (iii) and (iv) above, when made as of the date of any Terms Agreement, shall be deemed not to cover information concerning an offering of particular Notes to the extent such information will be, but as of such date has not yet been, set forth in a supplement to the Base Prospectus.

               (c) The Time of Sale Information immediately prior to the time of each sale of the Notes in connection with an offering, as then amended or supplemented, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Time of Sale Information based upon information relating to the Agent furnished to the Bank or Holding in writing by the Agent through you expressly for use therein.

               (d) The Bank and Holding are eligible to use free writing prospectuses pursuant to Rules 164 and 433 under the Securities Act as of December 1, 2005 and as of each eligibility determination date as set forth under Rule 164(h) under the Securities Act. Any free writing prospectus that the Bank and Holding are required to file pursuant to Rule 433(d) under the Securities Act will be filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Bank and Holding are required to file pursuant to Rule 433(d) under the Securities Act will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for Permitted Free Writing Prospectuses, the Bank and Holding have not prepared, used or referred to, and will not, without the prior consent of ABN AMRO Incorporated, prepare, use or refer to, any free writing prospectus.

               (e) The Bank and Holding have been duly created and are validly existing as public limited liability companies incorporated under the laws of The Netherlands and have the power and authority (corporate and other) to own their properties and conduct their businesses as described in the Time of Sale Information.

               (f) Each subsidiary of the Bank and Holding has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation (where such legal concept has relevance), has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Information and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Bank, Holding and their subsidiaries, taken as a whole.

               (g) Each of this Agreement and any applicable Written Terms Agreement (as hereinafter defined) has been duly authorized, executed and delivered by the Bank and Holding.

               (h) The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by each of the Bank and Holding and is a valid and binding agreement of each the Bank and Holding, enforceable in accordance with its terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors' rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law.

               (i) The forms of Notes and Guarantee have been duly authorized and established in conformity with the provisions of the Indenture and, when the Notes have been executed and authenticated in accordance with the provisions of the Indenture and delivered to and duly paid for by the purchasers thereof, the (i) Notes will be entitled to the benefits of the Indenture and will be valid and binding obligations of the Bank and (ii) the Guarantee will be entitled to the benefits of the Indenture and will be a valid and binding obligation of Holding, each enforceable in accordance with their respective terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors' rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law.

               (j) The execution and delivery by the Bank and Holding of this Agreement, the Notes, the Indenture and any applicable Written Terms Agreement, and the performance by the Bank and Holding of their respective obligations under this Agreement, the Notes, the Indenture and any applicable Terms Agreement, will not contravene any provision of applicable law or the articles of association of either the Bank or Holding or any agreement or other instrument binding upon the Bank or Holding or any of their subsidiaries that is material to the Bank, Holding and their subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Bank or Holding or any of their subsidiaries, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Bank and Holding of their obligations under this Agreement, the Notes, the Indenture and any applicable Terms Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Notes; provided, however, that no representation is made or warranty given as to whether the purchase of the Notes constitutes a "PROHIBITED TRANSACTION" under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended.

               (k) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank, Holding and any of their subsidiaries, taken as a whole, from that set forth in the Time of Sale Information.

               (l) There are no legal or governmental proceedings pending or threatened to which the Bank, Holding or any of their subsidiaries is a party or to which any of the properties of the Bank or

          Holding or any of their subsidiaries are subject that are required to be described in the Registration Statement or the Prospectus and are not so described and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, filed or incorporated as required. The Time of Sale Information contains in all material respects the same description of the foregoing matters contained in the Prospectus.

               (m) Each of the Bank, Holding and their respective subsidiaries have all necessary consents, authorizations, approvals, orders, certificates and permits of and from, and have made all declarations and filings with, all federal, state, local and other governmental authorities, all self-regulatory organizations and all courts and other tribunals, to own, lease, license and use their properties and assets and to conduct their business in the manner described in the Time of Sale Information, except to the extent that the failure to obtain or file would not have a material adverse effect on the Bank, Holding or their subsidiaries, taken as a whole.

               (n) Neither the Bank nor Holding is, and after giving effect to the offering and sale of the Notes and the application of the proceeds thereof as described in the Prospectus, will be required to register as, an "INVESTMENT COMPANY" as such term is defined in the Investment Company Act of 1940, as amended.

     Notwithstanding the foregoing, it is understood and agreed that the representations and warranties set forth in Section 1(b)(ii), (iii) and (iv), 1(c) 1(i) (except as to due authorization of the Notes and the Guarantee) and 1(j), when made as of the date of any Terms Agreement, with respect to any Notes the payments of principal or interest on which, or any other payments with respect to which, will be determined by reference to one or more currency exchange rates, commodity prices, securities of entities unaffiliated with either the Bank or Holding, baskets of such securities, equity indices or other factors, shall be deemed not to address the application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission.

     2. REPRESENTATIONS AND WARRANTIES OF THE AGENT. The Agent represents and warrants to and agrees with the Bank and Holding as of the date of each Terms Agreement and as of each date the Bank issues and delivers Notes pursuant to such Terms Agreement:

               (a) You represent and warrant that you are actually engaged in the investment banking or securities business and that you are either
          (A) a member in good standing of the NASD or (B) a foreign bank, dealer or institution not eligible for membership in the NASD and not registered under the Exchange Act (a "NON-MEMBER FOREIGN DEALER"). If you are a non-member foreign dealer, you agree to comply with Rule 2790 of the NASD Conduct Rules. In addition, if you are a non-member foreign dealer, you agree to comply, as though you were a member of the NASD, with the provisions of NASD Conduct Rules 2730, 2740, 2750 and 2420. You represent and warrant that you are fully familiar with the above provisions of the Rules. You further represent, by your participation in any offering of Notes, that you have provided to the Bank all documents and other information required to be filed with respect to you, any related person or any person associated with you or any such related person pursuant to Section (b)(6) of NASD Rule 2710 (the "FINANCING RULE") as such requirements relate to such offering, including, but not limited to information with respect to (x) any arrangement during the period beginning 180 days immediately preceding the required filing date of an offering and through the pricing date (the "SURVEY PERIOD"), which arrangement provides for the receipt of any item of value or the transfer of any warrants, options, or other securities from the Bank or Holding to you or your related person(s), (y) any acquisitions of unregistered equity securities of the Bank or Holding by you or your related person(s) during the Survey Period, or (z) any new arrangement that provides for the receipt of any additional item of value by you or your related person(s) between the pricing date of an offering and the date ending 90 days immediately thereafter. Terms used in clauses (x), (y) and (z) of the previous sentence and not otherwise defined shall have the respective meanings given to them in the Financing Rule.

               (b) You agree that, in connection with any purchase or sale of the Notes wherein a selling concession, discount or other allowance is received or granted, (1) you will comply with the provisions of Rule 2740 of the Conduct Rules of the NASD and (2) if you are a non-NASD member broker or dealer in a foreign country, you will also comply (a), as though you were an NASD member, with the provision of Rules 2730, 2740 and 2750 of the Conduct Rules and (b) with Rule 2420 of the Conduct Rules as that Rule applies to a non-NASD member broker or dealer in a foreign country.

               (c) You represent and warrant that you are familiar with the Commission's guidance on the use of electronic media to deliver documents under the federal securities laws (including, but not limited to, Release 33-7856 (May 4, 2000) and Release 33-7233 (October 6, 1995)) and the NASD Notice - to - Members 98-3 (January
          1998) concerning delivery of documents by broker dealers through electronic media. You agree that you will comply therewith in connection with the delivery of the Time of Sale Information to purchasers of the Notes.

               (d) You represent and warrant, on behalf of yourself and any subsidiary, affiliate, or agent to be used by you in the context of this Agreement, that you and they have not relied upon advice from the Bank, Holding or any of their respective affiliates regarding the suitability of the Notes for any investor.

               (e) You acknowledge that you are familiar with the requirements of NASD Notice-to-Members 05-59 concerning NASD members' obligations when selling structured products and NASD Notice - to - Members 05-26 recommending best practices for reviewing new products. You agree to comply therewith in connection with any offering of Securities.

               (f) You agree that in selling Notes you will comply with all applicable laws, rules and regulations, including the applicable provisions of the Securities Act and the Exchange Act, the applicable rules and regulations of the Commission thereunder, the applicable rules and regulations of the NASD and the applicable rules and regulations of any securities exchange having jurisdiction over the offering of the Notes, including NASD Rule 2310, New York Stock Exchange Rule 405, NASD Notice - to - Members 03-71 and any other laws, rules or regulations regarding suitability or diligence of accounts.

               (g) You represent and warrant, on behalf of yourself and any subsidiary, affiliate, or agent to be used by you in the context of this Agreement, that you and they comply and will comply with all applicable rules and regulations of the Office of Foreign Assets Control of the U.S. Department of the Treasury and all applicable requirements of the U.S. Bank Secrecy Act and the USA PATRIOT Act and the rules and regulations promulgated thereunder.

               (h) You represent and warrant that you are not the subject of a pending proceeding under Section 8A of the Securities Act in connection with the offering of the Notes.

               (i) You represent and warrant that you are familiar with Rule 173 under the Securities Act and agree that you will comply therewith. You agree that you will not use, authorize use of, refer to, or participate in the planning for use of any written communication (as defined in Rule 405 under the Securities Act) concerning the Notes, the Bank or Holding, (including without limitation any free writing prospectus and any information furnished by the Bank or Holding but not incorporated by reference into the Preliminary Prospectus or

          Prospectus) other than (a) any Preliminary Prospectus or Prospectus or (b) any Permitted Free Writing Prospectus. You represent that the Time of Sale Information has been conveyed to each person to whom you sell or deliver Notes prior to entering into a contract of sale with such person. You agree to make a record of your distribution of the Time of Sale Information related to each offering of the Notes. When furnished with copies of any revised Preliminary Prospectus or Permitted Free Writing Prospectus or a new Permitted Free Writing Prospectus revising or supplementing the terms of the Preliminary Prospectus or a previous Permitted Free Writing Prospectus, you will, upon request, promptly forward copies thereof to each person to whom you have theretofore distributed a Preliminary Prospectus or Permitted Free Writing Prospectus prior to entering into any contract of sale with such person.

               (j) You represent and warrant that you will not sell Notes to or through any dealer unless you have received comparable representations and warranties to those set forth in this Section 2 upon which the Bank and Holding are also entitled to rely.

     3. PURCHASES AS PRINCIPAL.

               (a) Each sale of Notes to you shall be made in accordance with the terms of this Agreement. In connection with each such sale, the Bank will enter into a Terms Agreement that will provide for the sale of such Notes to and the purchase thereof by you. Each Terms Agreement will take the form of either (i) a written agreement between you and the Bank, which may be substantially in the form of Exhibit A hereto (a "WRITTEN TERMS AGREEMENT"), or (ii) an oral agreement between you and the Bank confirmed in writing by you to the Bank. Your commitment to purchase Notes as principal pursuant to a Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Bank and Holding herein contained and shall be subject to the terms and conditions herein set forth. Each Terms Agreement shall specify the principal amount of Notes to be purchased by you pursuant thereto, the maturity date of such Notes, the price to be paid to the Bank for such Notes, the interest rate and interest rate formula, if any, applicable to such Notes and any other terms of such Notes.

          Each Terms Agreement shall specify the time and place of delivery of and payment for such Notes, as the case may be. Unless otherwise specified in a Terms Agreement, the procedural details relating to the issue and delivery of Notes purchased by you as principal and the payment therefor shall be as set forth in the Administrative Procedures. Each date of delivery of and payment for Notes to be purchased by you as principal pursuant to a Terms Agreement is referred to herein as a "SETTLEMENT DATE."

          Unless otherwise specified in a Terms Agreement, if you are purchasing Notes, as principal you may resell such Notes to other dealers, at a discount or discounts such as you may determine provided that each such discount shall not exceed the amount set forth in the prospectus supplement relating to such Notes.

               (b) ADMINISTRATIVE PROCEDURES. You and the Bank agree to perform the respective duties and obligations specifically provided to be performed in the Administrative Procedures (attached hereto as Exhibit B) (the "ADMINISTRATIVE PROCEDURES"), as amended from time to time. The Administrative Procedures may be amended only by written agreement of the Bank and you.

     4. AGREEMENTS. During the period beginning on the date of any Terms Agreement and continuing to and including the Settlement Date with respect to such Terms Agreement, the Bank and Holding on the one hand, and you on the other hand, agree that:

               (a) Neither the Bank nor Holding will file any prospectus supplement or free writing prospectus relating to the Notes or any amendment to the Registration Statement unless either the Bank or Holding have previously furnished to you a copy thereof for your review and will not file any such proposed supplement, amendment or free writing prospectus to which you reasonably object; PROVIDED, HOWEVER, that the foregoing requirement shall not apply to any of Holding's periodic filings with the Commission required to be filed pursuant to Section 13(a), 13(c), 13(f), 14 or 15(d) of the Exchange Act, copies of which filings the Bank or Holding will cause to be delivered to you promptly after being transmitted for filing with the Commission. Subject to the foregoing sentence, the Bank or Holding will promptly cause each prospectus supplement to be filed with or transmitted for filing to the Commission in accordance with Rule 424(b) under the Securities Act. The Bank or Holding will promptly advise you (i) of the filing of any amendment or supplement to the Base Prospectus, (ii) of the filing and effectiveness of any amendment to the Registration Statement, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Base Prospectus or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Bank or Holding of any notification with respect to the suspension of the qualification of the Notes for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Bank and Holding will use their reasonable best efforts to prevent the issuance of any such stop order or notice of suspension of qualification and, if issued, to obtain as soon as practicable the withdrawal thereof. If the Base Prospectus is amended or supplemented as a result of the filing under the Exchange Act of any document incorporated by reference in the Prospectus, you shall not be obligated to purchase Notes so long as you are not reasonably satisfied with such document.

               (b) If any event occurs or condition exists as a result of which the Prospectus, as then amended or supplemented, would include an untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in the light of the circumstances when the Prospectus, as then amended or supplemented, is delivered to a purchaser, not misleading, or if it is necessary at any time to amend or supplement the Prospectus, as then amended or supplemented, to comply with applicable law, the Bank or Holding will immediately notify you by telephone (with confirmation in writing) and, if so notified by the Bank or Holding, you shall forthwith cease using the Prospectus, as then amended or supplemented. If the Bank or Holding shall decide to amend or supplement the Registration Statement or Prospectus, as then amended or supplemented, it shall so advise you promptly by telephone (with confirmation in writing) and, at its expense, shall prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement or Prospectus, as then amended or supplemented, satisfactory in all respects to you, that will correct such statement or omission or effect such compliance and will supply such amended or supplemented Prospectus to you in such quantities as you may reasonably request. Notwithstanding any other provision of this Section 4(b), until the distribution of any Notes you may own as principal has been completed, if any event described above in this paragraph (b) occurs, the Bank or Holding will, at their own expense, forthwith prepare and cause to be filed as soon as practicable with the Commission an amendment or supplement to the Registration Statement or Prospectus, as then amended or supplemented, satisfactory in all respects to you, and will supply such amended or supplemented Prospectus to you in such quantities as you may reasonably request and shall furnish to you pursuant to paragraph (f) below such documents as you may reasonably request in connection with the preparation and filing of such amendment or supplement.

               (c) If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Information in order to make the statements therein, in the light of the circumstances, not misleading, or if, in the opinion of the Bank or Holding, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission, if necessary, and furnish, at its own expense, to the Agent upon request, either amendments or supplements to the Time of Sale Information so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Information is delivered to a prospective purchaser, be misleading or so that the Time of Sale Information, as amended or supplemented, will comply with law.

               (d) The Bank or Holding will furnish to the Agent, without charge, (i) a signed copy of the Registration Statement, including exhibits and all amendments thereto, and as many copies of the Prospectus, the Time of Sale Information and any supplements and amendments thereto as you may reasonably request and (ii) in connection with any purchase of Notes pursuant to a Terms Agreement that is accepted by the Bank, prior to 10:00 a.m. New York City time on the business day next succeeding the date of such Terms Agreement, as many copies of the Prospectus and the Time of Sale Information as then amended or supplemented (including the prospectus supplement relating to the Notes to be purchased pursuant to such Terms Agreement), as you may reasonably request.

               (e) The Bank and Holding will endeavor to qualify the Notes for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request and to maintain such qualifications for as long as you shall reasonably request.

               (f) During the term of this Agreement, each of the Bank and Holding shall furnish to you the Registration Statement, the Base Prospectus, any amendments or supplements thereto, the Indenture, the Notes, the Guarantee, the Administrative Procedures and any Terms Agreement as you may from time to time reasonably request.

               (g) The Bank or Holding shall notify you promptly in writing of any downgrading that occurs on or following the date hereof, or of its receipt of any notice on or following the date hereof of any intended or potential downgrading or of any review for possible change that does not indicate the direction of the possible change, in the rating accorded the Bank, Holding or any of their securities by any "NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION," as such term is defined for purposes of Rule 436(g)(2) under the Securities Act.

               (h) The Bank will, whether or not any sale of Notes is consummated, pay all expenses incident to the performance of its obligations under this Agreement and any Terms Agreement, including:
          (i) the preparation and filing of the Registration Statement and the Prospectus and all amendments and supplements thereto, (ii) the preparation, issuance and delivery of the Notes, (iii) the fees and disbursements of the Bank's counsel and accountants, of the Trustees and their counsel, (iv) the qualification of the Notes under securities or Blue Sky laws in accordance with the provisions of
          Section 4(e), including filing fees and the fees and disbursements of your counsel in connection therewith and in connection with the preparation of any Blue Sky or Legal Investment Memoranda, (v) the printing and delivery to you in quantities as hereinabove stated of copies of the Registration Statement and all amendments thereto and of the Prospectus and any amendments or supplements thereto, (vi) the printing and delivery to you of copies of the Indenture, and any Blue Sky or Legal Investment Memoranda, (vii) any fees charged by rating agencies for the rating of the Notes, (viii) the fees and expenses, if any, incurred with respect to any filing with the National Association of Securities Dealers, Inc., and (ix) the fees and disbursements of Davis Polk & Wardwell.

               (i) The Bank will not, without your prior consent, offer, sell, contract to sell or otherwise dispose of any debt securities of the Bank substantially similar to the Notes set forth in such Terms Agreement (other than (A) the Notes that are to be sold pursuant to such Terms Agreement, (B) Notes previously agreed to be sold by the Bank and (C) commercial paper issued in the ordinary course of business).

     5. CONDITIONS OF THE OBLIGATIONS OF THE AGENT. Your obligation to purchase Notes as principal pursuant to any Terms Agreement will be subject to the accuracy of the representations and warranties on the part of the Bank and Holding herein and to the performance and observance by the Bank and Holding of all covenants and agreements herein contained on their part to be performed and observed (on the date of each Terms Agreement and at each time of issuance and delivery pursuant to such Terms Agreement) and to the following additional conditions precedent prior to such purchase:

          (a) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or threatened by the Commission;

          (b) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank, Holding and their subsidiaries, taken as a whole, from that set forth in the Time of Sale Information that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Notes on the terms and in the manner contemplated by the Time of Sale Information;

          (c) there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Euronext Amsterdam N.V.; (ii) a general moratorium on commercial banking activities in New York declared by either Federal or New York State authorities or on commercial banking activities in The Netherlands declared by Dutch authorities; and (iii) any outbreak or material escalation of hostilities or other national or international calamity or crisis the effect of which shall be such as to make it, in your judgment, impracticable or inadvisable to proceed with the purchase of the Notes by you on the terms and in the manner contemplated in the Time of Sale Information; and

          (d) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded the Bank or Holding or any of the Bank's or Holding's securities by any "NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION," as such term is defined for purposes of Rule 436(g)(2) under the Securities Act;

except, in each case described in paragraph (a), (b) or (c) above, as disclosed to you in writing by the Bank before your offer to purchase such Notes was made or where the relevant event shall have occurred and been known to you before your purchase of such Notes was made.

     6. INDEMNIFICATION AND CONTRIBUTION.

          (a) The Bank and Holding agree to indemnify and hold harmless you and each person, if any, who controls you within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, "LOSSES") caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Time of Sale Information or the Prospectus (as amended or supplemented if the Bank or Holding shall have furnished any amendments or supplements thereto) or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Losses are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to you furnished to the Bank or Holding in writing by you expressly for use therein, including, but not limited to, information contained in the Pricing Supplement that relates to market-making activities conducted by you or one of your affiliates (the "MARKET-MAKING INFORMATION").

          (b) You agree to indemnify and hold harmless the Bank and Holding, their directors, their officers who sign the Registration Statement and each person, if any, who controls the Bank or Holding within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Bank and Holding to you, but only (i) with reference to information relating to you furnished to the Bank or Holding in writing by you expressly for use in the Registration Statement or the Prospectus (or any amendments or supplements thereto) or the Time of Sale Information, including, but not limited to, the Market-making Information.

          (c) The Bank and Holding agree to indemnify and hold harmless you, your directors, officers and employees and each person, if any, who controls you within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses to which any of them may become subject, insofar as such Losses arise out of or are in connection with the breach of any representation, warranty, or agreement made by Bank or Holding herein.

          (d) You agree to indemnify and hold harmless the Bank and Holding, their directors, officers and employees and each person, if any, who controls the Bank or Holding within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses to which any of them may become subject, insofar as such Losses arise out of or are in connection with the breach of any representation, warranty, or agreement made by you herein.

          (e) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to any of the paragraphs (a) through (d) above, such person (the "INDEMNIFIED PARTY") shall promptly notify the person against whom such indemnity may be sought (the "INDEMNIFYING PARTY") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by you, in the case of parties indemnified pursuant to paragraph (a) and (c) above, and by the Bank or Holding, in the case of parties indemnified pursuant to paragraph (b) or (d) above. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there were to be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

          (f) To the extent the indemnification provided for in paragraphs (a) through (d) of this Section 6 is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein in connection with any offering of Notes, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank and Holding on the one hand and you on the other hand from the offering of such Notes or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank and Holding on the one hand and you on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank and Holding on the one hand and you on the other hand in connection with the offering of such Notes shall be deemed to be in the same respective proportions as the total net proceeds from the offering of such Notes (before deducting expenses) received by the Bank bear to the total discounts and commissions received by you in respect thereof. The relative fault of the Bank and Holding on the one hand and of you on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank and Holding on the one hand and you on the other hand and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

               (g) The Bank and Holding on the one hand and you on the other hand agree that it would not be just or equitable if contribution pursuant to this Section 6 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (f) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in paragraph (f) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 6, you shall not be required to contribute any amount in excess of the amount by which the total price at which the Notes referred to in paragraph (f) above that were offered and sold to the public through you exceeds the amount of any damages that you have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

               (h) The indemnity and contribution provisions contained in this
          Section 6 and the representations, warranties and other statements of the Bank and Holding, their officers and you set forth in or made pursuant to this Agreement or any Terms Agreement will remain operative and in full force and effect regardless of any termination of this Agreement or any such Terms Agreement, any investigation made by or on behalf of you or any person controlling you or by or on behalf of the Bank or Holding, their officers or directors or any person controlling the Bank or Holding and acceptance of and payment for any of the Notes.

     7. OFFERING RESTRICTIONS.

          (a) If any Notes are to be offered outside the United States, you will not offer or sell any such Notes in any jurisdiction if such offer or sale would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such offer or sale by you or for or on behalf of the Bank or Holding unless such consent, approval or permission has been previously obtained. Subject to the obligations of the Bank and Holding set forth in Section 4 of this Agreement, neither the Bank nor Holding shall have any responsibility for, and it shall by your responsibility to obtain, any consent, approval or permission required by you for the subscription, offer, sale or delivery by you of Notes, or the distribution of any offering materials, under the laws and regulations in force in any jurisdiction to which you are subject or in or from which you make any subscription, offer, sale or delivery.

          (b) You will not offer or sell any securities anywhere in the world except in compliance with the requirements of the Dutch Securities Market Supervision Act 1995 (WET TOEZICHT EFFECTENVERKEER).

     8. TERMINATION. This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof and supersedes all prior oral or written agreements between the parties hereto or their predecessors with regard to the subject matter hereof. This Agreement may be terminated at any time either by the Bank on the one hand or by you on the other hand upon the giving of written notice of such termination to the other parties hereto, but without prejudice to any rights, obligations or liabilities of either parties hereto accrued or incurred prior to such termination. The termination of this Agreement shall not require termination of any Terms Agreement, and the termination of any such Terms Agreement shall not require termination of this Agreement. If this Agreement is terminated, the last sentence of Sections 4(b) and 3(b) and Sections 6, 9, 10 and 12 shall survive; provided that if at the time of termination the Bank has agreed to sell you Notes pursuant to a Terms Agreement but the time of delivery to you of such Notes has not occurred, the provisions of Sections 1, 3(b), 4(a), 4(d), 4(e), 4(f), 4(g), 4(i) and 5 shall also survive until such delivery has been made.

     9. ADVERTISEMENTS. You agree not to publish, cause to be published, use or distribute any written notice, circular, advertisement, free writing prospectus, marketing document, letter or communication relating to any offering or proposed offering of the Notes, including, without limitation, any communications within the meaning of Rule 134 under the Securities Act, other than the Prospectus or Time of Sale Information relating to the particular Notes.

     10. NOTICES. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Agent, at the address beneath the Agent's signature on the signature page hereof; or, if sent to the Bank and

Holding, will be mailed, delivered or telefaxed and confirmed to the Bank at 250 Bishopsgate, London EC2M 4AA, England, Attention: GEDD-New Issues, with a copy to Deanna Kirkpatrick, Esq., Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017 (telefax number: 212-450-3135) and Laura Schisgall, Esq., ABN AMRO Incorporated, 55 East 52nd Street, New York, New York 10055 (telefax number: 212-450-7303).

     11. SUCCESSORS. This Agreement and any Terms Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors and controlling persons referred to in
Section 6 and the purchasers of Notes (to the extent expressly provided in Section 5), and no other person will have any right or obligation hereunder.

     12. COUNTERPARTS. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     13. APPLICABLE LAW. This Agreement will be governed by and construed in accordance with the internal laws of the State of New York.

     14. SUBMISSION TO JURISDICTION. The Bank and Holding agree that any legal suit, action or proceeding brought by any Agent or by any person controlling any Agent, arising out of or based upon this Agreement may be instituted in any State or Federal court in the Borough of Manhattan, City and State of New York, and, to the fullest extent permitted by law, waive any objection which they may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submit to the jurisdiction of such court in any suit, action or proceeding. The Bank and Holding have appointed Jonathan Feigelson, Esq., Chief Legal Officer, ABN AMRO WCS Holding Company, as their authorized agent (the "AUTHORIZED AGENT") upon which process may be instituted in any State or Federal court in the Borough of Manhattan, City and State of New York by any Agent and each of the Bank and Holding expressly accept the jurisdiction of any such court in respect of such action. Such appointment shall be irrevocable unless and until a successor authorized agent, located or with an office in the Borough of Manhattan, City and State of New York, shall have been appointed by the Bank and Holding and such appointment shall have been accepted by such successor authorized agent. The Bank and Holding each represent and warrant that the Authorized Agent has agreed to act as said agent for service of process, and the Bank and Holding agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Bank and Holding shall be deemed, in every respect, effective service of process upon the Bank and Holding.

     15. JUDGMENT CURRENCY. The Bank and Holding, on the one hand, and you, on the other hand, agree, to indemnify the other against loss incurred as a result of any judgment or order being given or made for any amount due hereunder or under the Notes and such judgment or order being expressed and paid in a currency (the "JUDGMENT CURRENCY") other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified party would have been able to purchase United States dollars with the amount of the Judgment Currency actually received by it if such indemnified party had utilized such amount of Judgment Currency to purchase United States dollars as promptly as practicable upon receipt thereof. The foregoing indemnity shall constitute a separate and independent obligation of the Bank and Holding, on the one hand, and you, on the other hand, and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "RATE OF EXCHANGE" shall include an allowance for any customary or reasonable premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

     16. HEADINGS. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

     If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Bank, Holding and you.

                                   Very truly yours,

                                   ABN AMRO BANK N.V.


                                   By:  /s/ Russell Brenner
                                        -----------------------------------
                                        Name:    Russell Brenner
                                        Title:   Attorney-in-fact



                                   By:  /s/ Laura Schisgall
                                        -----------------------------------
                                        Name:    Laura Schisgall
                                        Title:   Attorney-in-fact




                                   ABN AMRO HOLDING N.V.


                                   By:  /s/ Russell Brenner
                                        -----------------------------------
                                        Name:    Russell Brenner
                                        Title:   Attorney-in-fact



                                   By:  /s/ Laura Schisgall
                                        -----------------------------------
                                        Name:    Laura Schisgall
                                        Title:   Attorney-in-fact

The foregoing U.S. Distribution Agreement is hereby confirmed and accepted as of the date first above written.


                                  AIG FINANCIAL SECURITIES CORP.


                                  By:  /s/ Kathleen M. Furlong
                                       -----------------------------------------
                                       Name:  Kathleen M. Furlong
                                       Title: CFO, Treasurer, Managing Director,
                                              Controller and Financial Principal




                                  Notices hereunder shall be sent to:



                                  50 Danbury Road
                                  ----------------------------------------------
                                  Wilton, CT 06897-4444
                                  ----------------------------------------------
                                  Attention:  Chief Financial Officer
                                              (with a copy to General Counsel)
                                              ----------------------------------
                                  Telefax:    (203) 222-4780
                                              ----------------------------------

EXHIBIT A
                               ABN AMRO BANK N.V.
                             ABN AMRO HOLDING N.V.


                             NOTES TERMS AGREEMENT


                                                          _______________, 200_

ABN AMRO Bank N.V.
ABN AMRO HOLDING N.V.



Attention:

     Re: U.S. Distribution Agreement dated March [__], 2006 (the "U.S. DISTRIBUTION AGREEMENT")

     The undersigned agrees to purchase your medium term notes having the following terms:

ALL NOTES                   FIXED RATE NOTES                 FLOATING RATE NOTES
--------------------------  -------------------------------  -------------------------------
Principal Amount:           Interest Rate:                   Base Rate:

Purchase Price:             Applicability of Modified        Index Maturity:
                            Payment upon Acceleration:

Price to Public:            If yes, state issue price:       Index Currency:

Settlement Date and Time:   Amortization Schedule:           Spread (Plus or Minus):

Place of Delivery:          Applicability of Annual          Spread Multiplier:
                            Interest Payments:

Specified Currency:         Denominated Currency (if any):   Alternate Rate Event Spread:

Original Issue Date:        Indexed Currency or Currencies   Initial Interest Rate:
                            (if any):

Interest Accrual Date:      Payment Currency (if any):       Initial Interest Reset Date:
                            ----------------------------------------------------------------
Maturity Date:              Exchange Rate Agent (if any):    Interest Reset Dates:
                            ----------------------------------------------------------------

ALL NOTES                        FIXED RATE NOTES                 FLOATING RATE NOTES
-------------------------------  -------------------------------  -------------------------------
Optional Repayment Date(s):      Reference Dealers:               Interest Reset Period:

Optional Redemption Date(s):     Face Amount (if any):            Maximum Interest Rate:

Initial Redemption Date:         Fixed Amount of each Indexed     Minimum Interest Rate:
                                 Currency (if any):

Initial Redemption Percentage:   Aggregate Fixed Amount of each   Interest Payment Period:
                                 Indexed Currency (if any):

Annual Redemption Percentage     Applicability of Issuer's        Calculation Agent:
Reduction:                       Option to Extend Original
                                 Maturity Date:

Ranking:                         If yes, state Final Maturity     Reporting Service:
                                 Date:

Other Provisions:                                                 Variable Rate Renewable Notes:

                                                                  Redemption Dates:

                                                                  Redemption Percentage:

                                                                  Initial Maturity Date:

                                                                  Final Maturity Date:

                                                                  Applicability of Issuer's
                                                                  Option to Reset Spread or
                                                                  Spread Multiplier:

     The provisions of Sections 1, 3(b) and 3(c), 4 through 6, 7 and 9 through 16 of the U.S. Distribution Agreement and the related definitions are incorporated by reference herein and shall be deemed to have the same force and effect as if set forth in full herein.

     This Agreement is also subject to termination on the terms incorporated by reference herein. If this Agreement is terminated, the provisions of Sections 4(i), 6, 9, 10, and 12 of the U.S. Distribution Agreement shall survive for the purposes of this Agreement.

                                        AIG FINANCIAL SECURITIES CORP.


                                        By:
                                             ---------------------------------
                                             Name:
                                             Title:


                                        Accepted:

                                        ABN AMRO BANK N.V.


                                        By:
                                             ---------------------------------
                                             Name:
                                             Title:

                                        By:
                                             ---------------------------------
                                             Name:
                                             Title:


                                        ABN AMRO HOLDING N.V.


                                        By:
                                             ---------------------------------
                                             Name:
                                             Title:


                                        By:
                                             ---------------------------------
                                             Name:
                                             Title:

                                                                      EXHIBIT B

                               ABN AMRO BANK N.V.
                             ABN AMRO HOLDING N.V.


                           ADMINISTRATIVE PROCEDURES


                             ----------------------

     Explained below are the administrative procedures and specific terms of the offering from time to time of medium term notes (the "NOTES"), on a continuous basis by ABN AMRO Bank N.V. (the "BANK") pursuant to the U.S. Distribution Agreement, dated as of March [___], 2006 (as may be amended from time to time, the "DISTRIBUTION AGREEMENT") between the Bank, ABN AMRO Holding N.V. as guarantor ("HOLDING") and AIG Financial Securities Corp. (the "AGENT"). The Notes will be issued as senior indebtedness of the Bank pursuant to the provisions of an indenture dated as of November 27, 2000 (as supplemented by the First Supplemental Indenture dated as of September 18, 2003, and as may be supplemented or amended from time to time, the "INDENTURE") among the Bank, Holding and JP Morgan Chase Bank, formerly The Chase Manhattan Bank ("JPMORGAN CHASE"), as trustee.

     The Agent may purchase as principal Notes for its own account, and if requested by the Agent, the Bank and Holding, on the one side, and the Agent, on the other side, will enter into a terms agreement (a "TERMS AGREEMENT"), as contemplated by the Distribution Agreement. The administrative procedures explained below will govern the issuance and settlement of any Notes purchased by the Agent, as principal, unless otherwise specified in the applicable Terms Agreement.

     JPMorgan Chase will be the Registrar, Calculation Agent (with respect to Floating Rate Notes), Authenticating Agent and Paying Agent for the Notes and in each case, will perform the duties specified herein. Each Note will be represented by either (i) a Global Note and (as defined below) delivered to JPMorgan Chase, as agent for The Depository Trust Bank ("DTC"), and recorded in the book-entry system maintained by DTC (in the case of a Note, a "BOOK-ENTRY NOTE" or (ii) a certificate delivered to the holder thereof or a person designated by such holder, a "CERTIFICATED NOTE". Except as set forth in the Indenture, an owner of a Book-Entry Note, as the case may be, will not be entitled to receive a Certificated Note.

     Book-Entry Notes, which may be payable in either U.S. dollars or other specified currencies, will be issued in accordance with the administrative procedures set forth in Part I hereof as they may subsequently be amended as the result of changes in DTC's operating procedures. Certificated Notes will be issued in accordance with the administrative procedures set forth in Part II hereof.

     Unless otherwise defined herein, terms defined in the Indenture or any Prospectus Supplement relating to the Notes shall be used herein as therein defined.

             PART I: ADMINISTRATIVE PROCEDURES FOR BOOK-ENTRY NOTES

     In connection with the qualification of the Book-Entry Notes for eligibility in the book-entry system maintained by DTC, JPMorgan Chase will perform the custodial, document control and administrative functions described below, in accordance with its respective obligations under (i) a Letter of Representations from the Bank and JPMorgan Chase to DTC, dated as of July 8, 2002, for medium-term notes and (ii) any other Letters of Representations delivered by the Bank and JPMorgan Chase to DTC, from time to time, in connection with any other exchangeable securities issued by the Bank (the Letters of Representations referred to in clauses (i) and (ii) are referred to collectively as the "LETTER OF REPRESENTATIONS"), and (iii) a Medium-Term Note Certificate Agreement between JPMorgan Chase and DTC, dated as of March 10, 1987, and its obligations as a participant in DTC, including DTC's Same-Day Funds Settlement System ("SDFS").

Issuance:                     On any date of settlement (as defined under
                              "SETTLEMENT" below) for one or more Book-Entry
                              Notes, the Bank will issue, in the case of the Notes, a single global Note in fully registered form without coupons (a "GLOBAL NOTE") representing up to U.S. $400,000,000 principal amount of all such Notes that have the same
                              Original Issue Date, Maturity Date and other terms. Each Global Note will be dated and issued as of the date of its authentication by JPMorgan
                              Chase. Each Global Note, will bear an "INTEREST
                              ACCRUAL DATE," which will be (i) with respect to an original Global Note (or any portion thereof), its original issuance date and (ii) with respect to any Global Note (or any portion thereof) issued subsequently upon exchange of a Global
                              Note, or in lieu of a destroyed, lost or stolen
                              Global Note, the most recent Interest Payment
                              Date to which interest has been paid or duly provided for on the predecessor Global Note or Notes (or if no such payment or provision has been made, the original issuance date of the predecessor Global Note), regardless of the date of authentication of such subsequently issued
                              Global Note. Book-Entry Notes may be payable in either U.S. dollars or other specified currencies. No Global Note will represent any Certificated Note, as the case may be.

                              If the Pricing Supplement (as defined herein) provides for an extended offering period beyond the Original Issue Date, then on any subsequent date of settlement for Notes having the same Original Issue

                              Date, Maturity Date and other terms as the Notes represented by such Global Note, JPMorgan Chase will annotate the Global Note to indicate the change in aggregate principal amount. Upon such annotation, JPMorgan Chase, by means of an instruction originated through DTC's Deposit/Withdrawal at Custodian (DWAC) system, will inform DTC to reflect an increase to the aggregate principal amount of the Notes.

Denominations:                Book-Entry Notes will be issued in principal
                              amounts of U.S. $1,000 or any amount in excess thereof that is an integral multiple of U.S.
                              $1,000 or, if such Book-Entry Notes are issued in a currency other than U.S. dollars, principal amounts of such currency in denominations of the equivalent of U.S. $1,000 (rounded to an integral multiple of 1,000 units of such currency), unless otherwise indicated in the applicable Pricing
                              Supplement, will be denominated in principal amounts not in excess of U.S.$400,000,000. If one or more Book-Entry Notes having an aggregate principal amount in excess of U.S. $400,000,000, would, but for the preceding sentence, be represented by a single Global Note, then one
                              Global Note will be issued to represent each U.S.
                              $400,000,000 principal amount of such Book-Entry
                              Note or Notes and an additional Global Note, will be issued to represent any remaining principal amount of such Book-Entry Note or Notes. In such a case, each of the Global Notes representing such Book-Entry Note or Notes shall be assigned the same CUSIP number.

Preparation of Pricing
Supplement:                   If any order to purchase a Book-Entry Note is
                              accepted by or on behalf of the Bank, the Bank will prepare a pricing supplement (a "PRICING
                              SUPPLEMENT") reflecting the terms of such Note.
                              The Bank (i) will arrange to file an electronic format document, in the manner prescribed by the EDGAR Filer Manual, of such Pricing Supplement with the Commission in accordance with the applicable paragraph of Rule 424(b) under the Act, (ii) will, promptly and in any event not later than the date on which such Pricing
                              Supplement is filed with the Commission, deliver the number of copies of such Pricing Supplement to the Agent as the Agent shall reasonably request and (iii) will, on the

                              Agent's behalf, promptly file five copies of such Pricing Supplement with the National Association of Securities Dealers, Inc. (the "NASD"). The Agent will cause such Pricing Supplement to be delivered to the purchaser of the Note.

                              In each instance that a Pricing Supplement is prepared, the Agent will affix the Pricing Supplement to Prospectuses prior to their use. Outdated Pricing Supplements, and the Prospectuses to which they are attached (other than those retained for files), will be destroyed.

Settlement:                   The receipt by the Bank of immediately available
                              funds in payment for a Book-Entry Note and the authentication and issuance of the Global Note representing such Note shall constitute
                              "SETTLEMENT" with respect to such Note. All orders accepted by the Bank will be settled on the fifth Business Day pursuant to the timetable for settlement set forth below unless the Bank and the purchaser agree to settlement on another day, which shall be no earlier than the next
                              Business Day.

Settlement Procedures:        Settlement Procedures with regard to each
                              Book-Entry Note sold by the Bank to or through the Agent (unless otherwise specified pursuant to a Terms Agreement), shall be as follows:

A. In the case of a Book-Entry Note, the Agent will advise the Bank by telephone that such Note is a Book-Entry Note and of the following settlement information:

                              1.   Principal amount.

                              2.   Maturity Date.

                              3. In the case of a Fixed Rate Book-Entry Note, the Interest Rate, whether such Note will pay interest annually, semiannually or quarterly or, in the case of a Floating Rate Book-Entry Note, the Initial Interest Rate (if known at such time), Interest Payment Date(s), Interest Payment Period, Calculation Agent, Base Rate, Index Maturity, Index Currency, Interest Reset Period, Initial Interest Reset Date, Interest Reset Dates, Spread or Spread Multiplier (if any), Minimum Interest Rate (if any), Maximum Interest Rate (if any) and the

                                   Alternate Rate Event Spread (if any).

                              4.   Redemption or repayment provisions, if any.

                              5.   Ranking.

                              6.   Settlement date and time (Original Issue
                                   Date).

                              7.   Interest Accrual Date.

                              8.   Price.

                              9. Agent's commission, if any, determined as provided in the Distribution Agreement.

                              10.  Whether the Note is an Original Issue
                                   Discount Note (an "OID NOTE"), and if it is an OID Note, the applicability of Modified Payment upon Acceleration (and, if so, the Issue Price)

                              11. Whether the Bank has the option to reset the Spread or Spread Multiplier of the Note.

                              12.  Whether the Note is an Optionally
                                   Exchangeable Note, a Mandatorily
                                   Exchangeable Note, or any form of
                                   exchangeable Note.

                              13.  Any other applicable provisions.

B. The Bank will advise JPMorgan Chase by telephone or electronic transmission (confirmed in writing at any time on the same date) of the information set forth in "SETTLEMENT PROCEDURE" "A" and "B" above, as applicable. JPMorgan Chase will then assign a CUSIP number to the Global Note representing a Note and will notify the Bank and the Agent of such CUSIP number(s) by telephone as soon as practicable, except that for Optionally Exchangeable and Mandatorily Exchangeable Notes the Agent will obtain a CUSIP number for the Global Note representing such Note and will notify the Bank and JPMorgan Chase of such CUSIP number(s) by telephone as soon as practicable.

C. JPMorgan Chase will enter a pending deposit message through DTC's Participant Terminal System, providing the following settlement information to DTC, the Agent and Standard & Poor's Corporation:

                              1. The information set forth in "SETTLEMENT PROCEDURE" "A" and "B" above, as applicable.

                              2. The Initial Interest Payment Date for the Notes the number of days by which such date succeeds the related DTC Record Date and, if known, amount of interest payable on such Initial Interest Payment Date.

                              3.   The CUSIP number of the Global Note.

                              4. Whether the Global Note will represent any other Book-Entry Note (to the extent known at such time).

                              5. The number of Participant accounts to be maintained by DTC on behalf of the Agent and JPMorgan Chase.

D. JPMorgan Chase will, as applicable, authenticate, complete and deliver the Global Note representing the Note.

E. DTC will credit such Note to Chase's participant account at DTC.

F. JPMorgan Chase will enter an SDFS deliver order through DTC's Participant Terminal System instructing DTC to (i) debit the Note, as the case may be, to Chase's participant account and credit such Note to the Agent's participant account and (ii) debit the Agent's settlement account and credit Chase's settlement account for an amount equal to the price of such Note, less the Agent's commission, if any. The entry of such a deliver order shall constitute a representation and warranty by JPMorgan Chase to DTC that (a) the Global Note representing a Book-Entry Note has been issued and authenticated and (b) JPMorgan Chase is holding such Global Note pursuant to the Medium-Term Note Certificate Agreement between JPMorgan Chase and DTC.

G. Unless the Agent is the end purchaser of a Note, the Agent will enter an SDFS deliver order through DTC's Participant Terminal System instructing DTC (i) to debit such Note to the Agent's participant account and credit such Note to the participant accounts of the Participants with respect to such Note and (ii) to debit the settlement accounts of such Participants and credit the settlement account of the Agent for an amount equal to the price of such Note.

H. Transfers of funds in accordance with SDFS deliver orders described in Settlement Procedures "G" and "H" will be settled in accordance with SDFS operating procedures in effect on the settlement date.

I. JPMorgan Chase will credit to the account of the Bank maintained at ABN AMRO, New York, in funds available for immediate use in the amount transferred to JPMorgan Chase in accordance with "SETTLEMENT PROCEDURE" "G".

J. Unless the Agent is the end purchaser of the Note, the Agent will confirm the purchase of such Note to the purchaser either by transmitting to the Participants with respect to such Note a confirmation order or orders through DTC's institutional delivery system or by mailing a written confirmation to such purchaser.

K. Monthly, JPMorgan Chase will send to the Bank a statement setting forth the principal amount of Notes outstanding as of that date under the Indentures, and setting forth a brief description of any sales of which the Bank has advised JPMorgan Chase that have not yet been settled.

Settlement
Procedures
Timetable:                    For sales by the Bank of Book-Entry Notes to or
                              through the Agent (unless otherwise specified pursuant to a Terms Agreement) for settlement on the first Business Day after the sale date, Settlement Procedures "A" through "K" set forth above shall be completed as soon as possible but not later than the respective times in New York
                              City set forth below:

                              SETTLEMENT
                              PROCEDURE                     TIME
                              ---------                     ----

                              A                11:00 A.M. on the sale date
                              B                11:00 A.M. on the sale date
                              C                12:00 Noon on the sale date
                              D                2:00 P.M. on the sale date
                              E                9:00 A.M. on the settlement date
                              F                10:00 A.M. on the settlement date
                              G-H              2:00 P.M. on the settlement date
                              I                4:45 P.M. on the settlement date

                              J-K              5:00 P.M. on the settlement date

                              If a sale is to be settled more than one Business Day after the sale date, Settlement Procedures "A", "B", "C" and "D" shall be completed as soon as practicable but no later than 11:00 A.M., 11:00 A.M., 12 Noon and 2:00 P.M., respectively, on the first Business Day after the sale date. If the Initial Interest Rate for a Floating Rate Book-Entry Note has not been determined at the time that "SETTLEMENT PROCEDURE" "A" is completed, "SETTLEMENT PROCEDURE" "C" and "D" shall be completed as soon as such rate has been determined but no later than 12 Noon and 2:00 P.M., respectively, on the first Business Day before the settlement date. "SETTLEMENT PROCEDURE" "I" is subject to extension in accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the settlement date.

                              If settlement of a Book-Entry Note is rescheduled or canceled, JPMorgan Chase, after receiving notice from the Bank or the Agent, will deliver to DTC, through DTC's Participant Terminal System, a cancellation message to such effect by no later than 2:00 P.M. on the Business Day immediately preceding the scheduled settlement date.

Failure to Settle:            If JPMorgan Chase fails to enter an SDFS deliver
                              order with respect to a Book-Entry Note pursuant to "SETTLEMENT PROCEDURE" "G", JPMorgan Chase may deliver to DTC, through DTC's Participant
                              Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Note to Chase's participant account, provided that Chase's participant account contains a principal amount of the Global Note representing such Note that is at least equal to the principal amount or face amount to be debited. If a withdrawal message is processed with respect to all the Book-Entry Notes represented by a Global
                              Note, JPMorgan Chase will mark such Global Note
                              "canceled," make appropriate entries in Chase's records and send such canceled Global Note to the Bank. The CUSIP number assigned to such Global
                              Note shall, in accordance with the procedures of the CUSIP Service Bureau of Standard & Poor's
                              Corporation,
                              be canceled and not immediately reassigned. If a withdrawal message is processed with respect to one or more, but not all, of the Book-Entry Notes represented by a Global Note, JPMorgan Chase will exchange such Global Note for two Global Notes one of which shall represent such Book-Entry Note or Notes and shall be canceled immediately after issuance and the other of which shall represent the remaining Book-Entry Notes previously represented by the surrendered Global Note and shall bear the CUSIP number of the surrendered
                              Global Note.

                              If the purchase price for any Book-Entry Note is not timely paid to the Participants with respect to such Note by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such Participants and, in turn, the Agent may enter SDFS deliver orders through DTC's Participant Terminal System reversing the orders entered pursuant to Settlement Procedures "G" and "H", respectively. Thereafter, JPMorgan Chase will deliver the withdrawal message and take the related actions described in the preceding paragraph.

                              Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Note, DTC may take any actions in accordance with its SDFS operating procedures then in effect.

                              In the event of a failure to settle with respect to one or more, but not all, of the Book-Entry Notes to have been represented by a Global Note JPMorgan Chase will provide, in accordance with Settlement Procedures "E" and "G", for the authentication and issuance of a Global Note representing the Book-Entry Notes to be represented by such Global Note and will make appropriate entries in its records.

PART II:                      ADMINISTRATIVE PROCEDURES FOR CERTIFICATED NOTES

                              JPMorgan Chase will serve as registrar in connection with the Certificated Notes.

Issuance:                     Each Certificated Note will be dated and issued
                              as of the date of its authentication by JPMorgan
                              Chase. Each Certificated Note will bear an
                              Original Issue Date, which will be (i) with respect to an original Certificated Note (or any portion thereof), its original issuance date (which will be the settlement date) and (ii) with respect to any Certificated Note (or portion thereof) issued subsequently upon transfer or exchange of a Certificated Note or in lieu of a destroyed, lost or stolen Certificated Note, the original issuance date of the predecessor Certificated
                              Note, regardless of the date of authentication of such subsequently issued Certificated Note.

Preparation of Pricing
Supplement:                   If any order to purchase a Certificated Note is
                              accepted by or on behalf of the Bank, the Bank will prepare a pricing supplement (a "PRICING
                              SUPPLEMENT") reflecting the terms of such Note.
                              The Bank (i) will arrange to file an electronic format document, in the manner prescribed by the EDGAR Filer Manual, of such Pricing Supplement with the Commission in accordance with the applicable paragraph of Rule 424(b) under the Act, (ii) will, promptly and in any event not later than the date on which such Pricing
                              Supplement is filed with the Commission, deliver the number of copies of such Pricing Supplement to the Agent as the Agent shall reasonably request and (iii) will, on the Agent's behalf, promptly file five copies of such Pricing
                              Supplement with the NASD. The Agent will cause such Pricing Supplement to be delivered to the purchaser of the Note.

                              In each instance that a Pricing Supplement is prepared, the Agent will affix the Pricing Supplement to Prospectuses prior to their use. Outdated Pricing Supplements, and the Prospectuses to which they are attached (other than those retained for files), will be destroyed.

Settlement:                   The receipt by the Bank of immediately available
                              funds in exchange for an authenticated
                              Certificated Note delivered to the Agent and the Agent's delivery of such Note against receipt of immediately available funds shall constitute
                              "SETTLEMENT" with respect to such Note. All offers accepted by the Bank will be settled on or before the fifth Business Day next succeeding the date of acceptance pursuant to the timetable for settlement set forth below, unless the Bank and the purchaser agree to settlement on another date.

Settlement Procedures:        Settlement Procedures with regard to each
                              Certificated Note sold by the Bank to or through the Agent (unless otherwise specified pursuant to a Terms Agreement) shall be as follows:

A. In the case of Certificated Notes, the Agent will advise the Bank by telephone that such Note is a Certificated Note and of the following settlement information:

                              1. Name in which such Note is to be registered ("REGISTERED NOTE OWNER").

                              2. Address of the Registered Note Owner and address for payment of principal and interest.

                              3.   Taxpayer identification number of the
                                   Registered Note Owner (if available).

                              4.   Principal amount.

                              5.   Maturity Date.

                              6. In the case of a Fixed Rate Certificated Note, the Interest Rate, whether such Note will pay interest annually or semiannually or, in the case of a Floating Rate Certificated Note, the Initial Interest Rate (if known at such time), Interest Payment Date(s), Interest Payment Period, Calculation Agent, Base Rate, Index Maturity, Index Currency, Interest Reset Period, Initial Interest Reset Date, Interest Reset Dates, Spread or Spread Multiplier (if any), Minimum Interest Rate (if any), Maximum Interest Rate (if any) and the Alternate Rate Event Spread (if any).

                              7.   Redemption or repayment provisions, if any.

                              8.   Ranking.

                              9.   Settlement date and time (Original Issue
                                   Date).

                              10.  Interest Accrual Date.

                              11.  Price.

                              12. Agent's commission, if any, determined as provided in the Distribution Agreement.

                              13.  Denominations.

                              14.  Specified Currency.

                              15. Whether the Note is an OID Note, and if it is an OID Note, the applicability of Modified Payment upon Acceleration (and if so, the Issue Price).

                              16. Whether the Bank has the option to reset the Spread or Spread Multiplier of the Note.

                              17.  Any other applicable provisions.

B. The Bank will advise JPMorgan Chase by telephone or electronic transmission (confirmed in writing at any time on the sale date) of the information set forth in Settlement Procedure "A" and "B" above, as applicable.

C. The Bank will have delivered to JPMorgan Chase a pre-printed four-ply packet for each Note, which packet will contain the following documents in forms that have been approved by the Bank, the Agent and the Trustee, as applicable:

                              1.   Note with customer confirmation.

                              2.   Stub One - For JPMorgan Chase.

                              3.   Stub Two - For the Agent.

                              4.   Stub Three - For the Bank.

D. JPMorgan Chase will with respect to a Note, authenticate such Note and deliver it (with the confirmation) and Stubs One and Two to the Agent. The Agent will acknowledge receipt of the Note by stamping or otherwise marking Stub One and returning it to JPMorgan Chase. Such delivery will be made only against such acknowledgment of receipt and evidence that instructions have been given by the Agent for payment to the account of the Bank at JPMorgan Chase, or to such other account as the Bank shall have specified to the Agent and JPMorgan Chase in funds available for immediate use, of an amount equal to the price of such Note less the Agent's commission, if any. In the event that the instructions given by the Agent for payment to the account of the Bank are revoked, the Bank will as promptly as possible wire transfer to the account of the Agent an amount of immediately available funds equal to the amount of such payment made.

E. Unless the Agent is the end purchaser of such Note, the Agent will deliver such Note (with confirmation) to the customer against payment in immediately payable funds. The Agent will obtain the acknowledgment of receipt of such Note by retaining Stub Two.

F. JPMorgan Chase will send Stub Three to the Bank by first-class mail. Periodically, JPMorgan Chase will also send to the Bank a statement setting forth, in the case of the Notes, the principal amount of the Notes outstanding as of that date under the Indenture setting forth a brief description of any sales of which the Bank has advised JPMorgan Chase that have not yet been settled.

Settlement Procedures
Timetable:                    For sales by the Bank of Certificated Notes to or
                              through the Agent (unless otherwise specified pursuant to a Terms Agreement), Settlement
                              Procedures "A" through "G" set forth above shall be completed on or before the respective times in New York City set forth below:

                              SETTLEMENT
                              PROCEDURE                     TIME
                              ---------                     ----

                              A          2:00 P.M. on day before settlement date
                              B          2:00 P.M. on day before settlement date
                              C          3:00 P.M. on day before settlement date
                              D-E        2:15 P.M. on settlement date
                              F          3:00 P.M. on settlement date
                              G          5:00 P.M. on settlement date

Failure to Settle:            If a purchaser fails to accept delivery of and
                              make payment for any Certificated Note, the Agent will notify the Bank and JPMorgan Chase by telephone and return such Note to JPMorgan Chase.
                              Upon receipt of such notice, the Bank will immediately wire transfer to the account of the Agent an amount equal to the amount previously credited thereto in respect to such Note. Such wire transfer will be made on the settlement date, if possible, and in any event not later than the Business Day following the settlement date. If the failure shall have occurred for any reason other than a default by the Agent in the performance of its obligations hereunder and under the Distribution Agreement, then the Bank will reimburse the Agent or JPMorgan Chase, as appropriate, on an equitable basis for its loss of the use of the funds during the period when they were credited to the account of the Bank. Immediately upon receipt of the Certificated Note in respect of which such failure occurred, JPMorgan Chase will mark such note "canceled," make appropriate entries in Chase's records and send such Note to the Bank.